

David Lauer · 2nd

CEO at Urvin Finance

Talks about #finance, #investing, #machinelearning, and #artificialIntelligence

Ottawa, Ontario, Canada · **Contact info**

4,100 followers · **500+** connections

 **2 mutual connections:** Fares Ksebati and Etan Butler

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 **Urvin Finance**

 **Esade**

Activity

4,100 followers

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David Lauer reshared a post · 2d

Don't miss this book - if you want to learn about cheating in higher education from the inside, in a shockingly enjoyable and well written story, you'll love this. And if you haven't already, start with the Shadow Sc ...show more

 **The Complete Guide to Contract Cheating in Higher Education**
amazon.com

👍❤️😮 19   1 comment

David Lauer reshared a post · 3w

 **We The Investors | SEC Meeting #01**
urvin.finance · 1 min read

👍 1

David Lauer reshared a post · 1mo

Congratulations to the **NEO Exchange** team, it's been an incredible journey over the last few years. I've really enjoyed being a part of helping to introduce competition into Canadian markets, and will continue to ...show more

 **NEO Joins Cboe Global Network**
www.neo.inc · 7 min read

👍 45   1 comment

David Lauer posted this · 2mo

The first few months of the **Urvin Finance** journey have been exciting, and our company has come a long way. I'd love to talk to any fellow founders who have recently raised a seed round, as it's coming up for us, especially in **#web3** , **#social** , **#edtech** , or **#fintech** .

👍😮❤️ 119   8 comments

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About

Urvin Finance has built the only fully-integrated social platform offering individual investors access to professional-quality data, tools and education in a collaborative community environment. We empower retail investors, with a focus on responsible investing and long-term wealth creation.

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Experience

 **CEO**
Urvin Finance · Permanent Full-time
Jun 2021 - Present · 1 yr 2 mos

Urvin Finance is building The Terminal - the only finance-focused social platform with professional quality data and tools, enabling collaborative research, globally.


Founding Editorial Board - AI and Ethics Journal
Springer Nature
Jun 2020 - Present · 2 yrs 2 mos

AI and Ethics seeks to promote informed debate and discussion of the ethical, regulatory, and policy implications that arise from the development of AI. It will focus on how AI techniques, tools, a ...see more


Co-Founder
Plia
Oct 2019 - Present · 2 yrs 10 mos


Co-Founder
Urvin AI
Apr 2019 - Present · 3 yrs 4 mos
Greater Philadelphia Area

We partner with you to provide artificial intelligence and machine learning expertise, guidance and tools to solve your most pressing business problems. Our specialties include natural-language und ...see more


Managing Partner
Mile 59
Nov 2017 - Present · 4 yrs 9 mos
Collingswood, NJ

Mile 59 is a technology and finance consultancy providing services to a diverse range of firms. These services include customized data science and machine learning, financial regulatory compliar ...see more

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Education


Esade
MA, International Economics and Finance
2002 - 2003


Brandeis International Business School
MA, International Economics and Finance
2002 - 2003


Brandeis University
BA, Economics, Minors: Computer Science and Philosophy
1998 - 2002

Activities and societies: Researched in DEMO (Dynamical & Evolutionary Machine Organization) lab with Jordan Pollack, studying evolutionary mechanisms for educating children. Founded Brandeis ...see more

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Volunteering


Founder
WAGS Rescue
Sep 2010 - Sep 2015 · 5 yrs 1 mo
Animal Welfare

WAGS advocates for pet adoption and seeks to educate the public about the abuses taking place in Puppy Mills.

Licenses & certifications


Computational Neuroscience
Coursera
Issued Jun 2013 · No Expiration Date

Skills

Python
 Endorsed by 4 colleagues at Cloud FastPath

 31 endorsements

Java
 Endorsed by 2 colleagues at Cloud FastPath

 28 endorsements

Trading Systems
 Endorsed by Brad G. and 1 other who is highly skilled at this

 Endorsed by 2 colleagues at Cloud FastPath

 21 endorsements

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Recommendations

Received   Given

 **Jon Flynn** 🔗 · 2nd
Sports Data & AI Nerd at Microsoft
May 4, 2015, Jon managed David directly

Dave has the brains of a rocket scientist with ability to boil incredibly complex pieces of information into useable, understandable pieces. This makes him a brilliant asset to any sales cycle by having the ability to remove the complexity and have the value of the solution shine through. Dave understands the financial services space like the back of his hand, and has built a stellar reputation within the   ...see more

 **Frode Sørmo** · 3rd
Senior Software Development Manager at Amazon Alexa AI
April 11, 2014, Frode was senior to David but didn't manage David directly

Dave has been leading our development effort in financial services, and in doing so have impressed me with his technical skills, leadership ability and knowledge of the financial services industry. He has the deep technical understanding of high-performance computing architecture that allows him to design systems well, but also the hands-on ability to implement them himself when necessary. Wher ...see more

 **Jerico Mele** · 3rd
Freelance Writer/Copy Editor
June 10, 2009, Jerico reported directly to David

David is a quick thinking, imaginative business owner, always looking for the next opportunity to come his way. He is generally thinking several steps ahead of everyone else and has a knack for identifying potential profit in the most unlikely places.

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Courses

Archaeology's Dirty Little Secrets
Brown University

Computational Neuroscience
University of Washington

Machine Learning
Stanford University

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Projects

Cowbird
Mar 2011 - Present

 Associated with Cowbird, Inc.

Show project ⤢

A public library for the human experience.

Languages

spanish

Causes

Animal Welfare • Children • Education • Politics • Science and Technology

Interests

Influencers   Companies   Groups   Schools

 **Arianna Huffington** 🔗 · 2nd
Founder and CEO at Thrive

10,135,890 followers

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